

March 30, 2015

Via E-mail
Tim Score
Chief Financial Officer
ARM Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ, England

>    **Re:     ARM Holdings plc**
>    **Form 20-F for the fiscal year ended December 31, 2014**
>    **Filed February 18, 2015**
>    **File No. 000-29644**

Dear Mr. Score:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5.  Operating and Financial Review and Prospects

Results of Operations, page 32

1.     On page 34, we see from the sixth paragraph that your 2014 processor volume shipment increased by 16% from 2013; however, the increase in royalty revenues was much less.  Please tell us the significant reasons for the difference.

Item 18.  Financial Statements

Consolidated Income Statement, page F-2

2.      We note that you present a line for exceptional items and include a subtotal for operating expenses before exceptional items.  In Note 6, we see that exceptional items include indemnification costs of $18 million, fees for a license agreement to certain patents of $45.4 million, and the impairment of an available-for-sale investment in patents of £59.5 million.  Please respond to the following:

- Please explain why you expensed the fees related to the license agreement for patents and refer to the accounting literature upon which you relied.

- In future filings please use a caption for this line item that clarifies what is included in the line item.  Refer to paragraphs 15 and 45 of IAS 1.

Consolidated Statements of Cash Flows, page F-4

3.      We note that you use the indirect method of determining cash flows from operating activities within your cash flow statement and begin with profit from operations rather than with profit before taxes or profit for the year.  Please tell us the cash and non-cash portions of the line items excluded by starting with profit from operations and where the cash portion would have been reported if you began with profit before taxes or profit for the year.  Please refer to the illustrative examples in IAS 7 IE.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant